

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2019

Gary S. Guidry
President and Chief Executive Officer
Gran Tierra Energy Inc.
900, 520-3 Avenue SW
Calgary, Alberta Canada T2P 0R3

      Re: Gran Tierra Energy Inc.
          Form 10-K for the Fiscal Year ended December 31, 2018
          Filed February 27, 2019
          File No.: 001-34018

Dear Mr. Guidry:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Energy & Transportation